May 9, 2007


Board of Directors
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

To Griffon Board Members:

While a decline in Griffon Corporation's ("Griffon" or the "Company") earnings were widely anticipated due to the currently weak new home construction and home resale markets, the inability of the Company to responsively adjust its cost structure within an appropriate time frame was, at a minimum, a huge disappointment.

The underperformance was particularly disheartening in light of what competitors facing the same headwinds have accomplished within the same period. When one peruses the results of other building products related companies, one would find that in reaction to tough industry conditions, other industry participants have been engaged in ongoing restructuring and cost rationalization programs, resulting in a continued and reasonable level of profitability, albeit at a lower level. For example, Masco Corporation's recently reported operating profit margins dropped only to 8.9% from the previous year's 11.2%. Its installation segment generated an operating margin of approximately 5% and its cabinets business posted an operating margin of over 10%. In stark contrast, Griffon reported losses in both its Garage Door Segment and Installation Services Segment.

Further, Griffon's fiscal second quarter unallocated expenses grew year over year while Masco's SG&A expenses dropped by $20 million. And while Griffon used cash during the quarter, Masco returned $361 million to shareholders through share repurchases.

While Griffon management spoke on the earnings call of COMMENCING cost cutting initiatives in April, Masco announced a COMPLETED 16% cut of its workforce in the first quarter.

We raised the issue in our previous letter about what we believe to be clearly an untenable corporate situation. Namely, Mr. Blau continues to serve as Chairman and CEO of two public companies. Now it seems clear that while Mr. Blau has been dealing with competing bids relating to Aeroflex Inc, the operations of Griffon have suffered.

We strongly urge management to undertake demonstrable and tangible cost-cutting initiatives at the operating segment level AND at corporate. The Company's bloated unallocated cost structure totaling more than $20 million annually could be mostly eliminated by a break-up of the Company. At the very least, this cost base could be dramatically reduced even within the current corporate configuration by starting with a significant reduction in the Company's excessive executive compensation.

After raising the issue of shareholder value maximization and strategic alternatives available to the Company in our first letter in December 2006, only now, almost 5 months later, do we hear that Goldman Sachs has been officially retained to explore such alternatives. As management collected millions in cash and received grants for large amounts of shares, the stock of Griffon has floundered. During an exceptional bull market, Griffon's stock has actually declined over a period stretching greater than two years.

Given the distracted management, and "mini-conglomerate" corporate structure where management ostensibly oversees three unrelated businesses for huge remuneration, we urge the Board to narrow Goldman Sachs' mandate to be either a sale of the business in whole or in parts or some form of public recapitalization aided by a qualified financial sponsor that can lead the business rationalization and profit improvement for the benefit of all shareholders. We would be more than happy to look to participate in various structures that might be contemplated.

Finally, despite the Company's recent poor performance, the Board has not yet addressed any of the "management entrenching" issues that we outlined in our most recent letter. Since these governance issues are unrelated to performance or market conditions, we do not understand why none of our proposed changes have been implemented. The only positive relates to avoiding reinstituting an entrenching shareholder rights plan.

Fortunately, management appears to be actively seeking alternatives and we are waiting for such changes to be announced. However, if management and the Board fail to ultimately announce significant restructuring savings across the entire organization and demonstrate a good faith effort in addressing shareholders' concerns regarding governance, or the Company fails to pursue meaningful shareholder value enhancing alternatives, we will be compelled to seek a change through direct shareholder means.

We appreciate management's apparent receptiveness to solutions as articulated on the recent earnings call and to that end we are happy to discuss our ideas further. Please feel free to call us any time at 212-377-4224.



CLINTON GROUP, INC.


/s/ Conrad Bringsjord
------------------------
Conrad Bringsjord
Managing Director